SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of November 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                    RYANAIR INVESTS $240 MILLION IN SHANNON
                 NEW BASE TO DELIVER 2 MILLION PASSENGERS P.A.
                         TO CREATE OVER 2,000 NEW JOBS

Ryanair, Europe's No.1 low fares airline today (Tuesday, 30th November 2004) unveiled Shannon Airport as its 12th major European Base. From May 3rd next Ryanair will allocate up to four Boeing 737-800 series aircraft to Shannon, and will operate a network of 14 low fare scheduled routes to the UK and Continental Europe. Ryanair has guaranteed to deliver 1.3 million passengers in the first year of this base, rising to 2 million passengers by year 5.

According to ACI figures, these 2m p.a. passengers will generate 2,000 new jobs in the Shannon region, with the first 200 of these being direct Ryanair employees (pilots, cabin crew, engineers etc) whose recruitment will begin immediately.

The routes announced by Ryanair from Shannon include 6 UK destinations as well as 8 European destinations, and all the new routes are launched at fares that are at least half the price of the high fares presently charged by Aer Lingus (or their equivalent) on European routes from Cork and Dublin. Shannon Airport will now become the low fares airport of Ireland.

SHANNON TO UK      Lowest Fare      SHANNON TO EUROPE         Lowest Fare

Glasgow (PIK)*        EUR10           Barcelona (GRO)                EUR25
Liverpool*            EUR15           Brussels (CRL)*                EUR15
London Luton          EUR10           Dusseldorf (NRN)               EUR20
London Gatwick        EUR10           Frankfurt (HHN)*               EUR30
London Stansted*      EUR10           Hamburg (LBC)                  EUR20
Nottingham (EMA)      EUR15           Milan (BGY)                    EUR25
                                      Paris (BVA)*                   EUR15
                                      Stockholm (NYO)                EUR30
*Existing Route


Announcing this $240m base in Shannon, Ryanair's CEO, Michael O'Leary, said:

        "This base revolutionises the future growth of Shannon Airport. It would not have been possible without the vision and tenacity of the new Shannon Airport Authority led by Chairman, Mr Pat Shanahan. In less than two months since their appointment, the Board of Shannon has won this biggest ever single investment in Irish tourism, despite intense competition from seven other low cost European Airports. Had the contract not been signed last week, these aircraft would have gone instead to Italy to take up opportunities created by the collapse of Volare. Instead Ryanair will invest $240 million in Shannon in the next 12 months and we have guaranteed to deliver 2 million passengers p.a. within 5 years which is double Shannon's existing traffic. This new traffic will lead to the creation of 2,000 new jobs here in the Shannon region.

        "Today's announcement vindicates the policy of former Minister for Transport, Seamus Brennan, TD and the Government to break up the Aer Rianta monopoly and allow Cork and Shannon Airports the freedom to compete with Dublin. This new base will make Shannon Airport the low cost gateway to Ireland and promote tourism access to Ireland's western seaboard for UK and European visitors. We will use Ryanair's enormous presence in Continental Europe to attract hundreds of thousands of visitors to the West of Ireland on a year round basis. We look forward to working closely with Tourism Ireland and the industry here in the Mid-West to ensure that these visitors keep coming again and again.

        "This new base means that passengers using Shannon Airport will now enjoy air fares that are at least half the price of Aer Lingus (and others) lowest air fares from Dublin and Cork to Europe. Dubliners will now be forced to drive to Shannon for low fare access to Europe which again shows the pressing need for Bertie Ahern's Government make a decision on a competing second terminal at Dublin Airport. The new Board at Shannon Airport have shown that enormous tourism and job growth is possible if decisions are taken quickly. We call yet again on the Taoiseach to put the interests of Irish consumers and tourism first, and allow a competing second terminal to be built at Dublin Airport as a matter of utmost urgency".


Ends.                             Tuesday, 30th November 2004

For further information please contact:

Paul Fitzsimmons                  Pauline McAlester
Ryanair                           Murray Consultants
Tel. 353-1-8121212                Tel. 353-1-4980300

          Ryanair Shannon Prices are half that of Aer Lingus

Shannon Route       Ryanair Price    Competitor Price    Routes (Operator)

London STN                 EUR10              EUR32.44      SNN-LHR (ALingus)

London LTN                 EUR10              EUR32.44      SNN-LHR (ALingus)

London LGW                 EUR10              EUR32.44      SNN-LHR (ALingus)

Glasgow PIK                EUR10              EUR19.66      DUB-GLA (ALingus)

Liverpool                  EUR15              EUR29.50      ORK-MAN (BMIbaby)

Nottingham                 EUR15              EUR29.00      ORK-EMA (ALingus)

Paris BVA                  EUR15              EUR44.95      ORK-CDG (ALingus)

Brussels CRL               EUR15              EUR39.66      DUB-BRU (ALingus)

Dusseldorf                 EUR20              EUR43.66      DUB-DUS (ALingus)

Frankfurt                  EUR30              EUR64.33      DUB-FRA (ALingus)

Hamburg                    EUR20              EUR39.66      DUB-HAM (ALingus)

Barcelona                  EUR25              EUR54.95      DUB-BCN (ALingus)

Milan                      EUR25              EUR50.00      DUB-MIL (ALingus)

Stockholm                  EUR30             EUR766.00      DUB-STO (SAS)


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  30 November 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director